# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: D. Boral ARC Acquisition I Corp., CIK 0002065779
CUSIP: G2616F101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10 E. 53rd Street, Suite 3001, New York, New York (NY), 10022
Date of event which requires filing of this statement: 08/01/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002065725

## Reporting persons
- MFH 1, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,200,000; sole dispositive power 0; shared dispositive power 12,200,000; aggregate amount beneficially owned 12,200,000 (29.61% of the class); the aggregate amount excludes certain shares
  Comment: (1) The shares reported above represent (i) 12,000,000 Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286810) and (ii) 200,000 shares of Class A common stock of the Issuer. MFH 1, LLC is the record holder of the shares of Class A common stock and Class B common stock reported under Item 6 hereof. John Darwin is the manager of MFH 1, LLC and holds voting and investment discretion with respect to the ordinary shares held of record by MFH 1, LLC. Accordingly, John Darwin may be deemed to have beneficial ownership of the ordinary shares held directly by MFH 1, LLC.
  
  (2) Excludes 100,000 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants underlying the private units held by MFH 1, LLC that are not presently exercisable.
  
  (3) The percentage set forth in Row 11 of this Cover Page is based on 41,200,000, which consists of (i) 28,000,000 Class A ordinary shares of the Issuer issued in the Issuer's initial public offering, (ii) 12,000,000 Class B ordinary shares of the Issuer issued to MFH 1, LLC, (iii) the 200,000 shares of Class A common stock of the Issuer underlying the private units beneficially owned by the Reporting Person as set forth in Row 9, and (iv) 1,000,000 shares of Class A common stock held by D. Boral Capital LLC.
- John Darwin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,200,000; sole dispositive power 0; shared dispositive power 12,200,000; aggregate amount beneficially owned 12,200,000 (29.61% of the class); the aggregate amount excludes certain shares
  Comment: (1) The shares reported above represent (i) 12,000,000 Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading "Description of Securities--Founder Shares" in the Issuer's registration statement on Form S-1 (File No. 333-286810) and (ii) 200,000 shares of Class A common stock of the Issuer. MFH 1, LLC is the record holder of the shares of Class A common stock and Class B common stock reported under Item 6 hereof. John Darwin is the manager of MFH 1, LLC and holds voting and investment discretion with respect to the ordinary shares held of record by MFH 1, LLC. Accordingly, John Darwin may be deemed to have beneficial ownership of the ordinary shares held directly by MFH 1, LLC.
  
  (2) Excludes 100,000 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants underlying the private units held by MFH 1, LLC that are not presently exercisable.
  
  (3) The percentage set forth in Row 11 of this Cover Page is based on 41,200,000, which consists of (i) 28,000,000 Class A ordinary shares of the Issuer issued in the Issuer's initial public offering, (ii) 12,000,000 Class B ordinary shares of the Issuer issued to MFH 1, LLC, (iii) the 200,000 shares of Class A common stock of the Issuer underlying the private units beneficially owned by the Reporting Person as set forth in Row 9, and (iv) 1,000,000 shares of Class A common stock held by D. Boral Capital LLC.

## Item 1. Issuer
Name of issuer: D. Boral ARC Acquisition I Corp.
Address of issuer's principal executive offices: 10 E. 53rd Street, Suite 3001, New York, NY 10022

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the "Reporting Persons":

(i) MFH 1, LLC, and

(ii) John Darwin.

John Darwin is the manager of MFH 1, LLC and holds voting and investment discretion with respect to the ordinary shares held of record by MFH 1, LLC.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.
Address of principal business office or, if none, residence: 10 E. 53rd Street, Suite 3001, New York, NY 10022
Citizenship:
(i) MFH 1, LLC -- Delaware

(ii) John Darwin -- United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Percent of class: - %
Sole power to vote or to direct the vote: -
Shared power to vote or to direct the vote: -
Sole power to dispose or to direct the disposition: -
Shared power to dispose or to direct the disposition: -

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated September 9, 2025.

## Signatures
- MFH 1, LLC: /s/ John Darwin, John Darwin, Manager (09/09/2025)
- John Darwin: /s/ John Darwin, John Darwin (09/09/2025)